UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 9, 2019

_____

In the Matter of

Aegerion Pharmaceuticals, Inc.
1800 - 510 West Georgia Street
Vancouver, BC V6B 0M3 Canada

ORDER DECLARING THE APPLICATION
FOR QUALIFICATION OF THE TRUST
INDENTURE EFFECTIVE PURSUANT TO
SECTION 307(c) OF THE TRUST
INDENTURE
ACT OF 1939, AS AMENDED

File No: 022-29077 and 022-29077-01
 to -20

_____

Aegerion Pharmaceuticals, Inc. filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 4:00PM on August 9, 2019.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary